Exhibit 99.2

SUBSCRIPTION AND RENUNCIATION AGREEMENT ($3.40 FLOW-THROUGH UNIT)

TO:	Foremost Clean Energy Ltd. (the “Company”).

AND TO:	Canaccord Genuity Corp. (the “Underwriter”).

FROM:
(Subscriber’s Name)

RE:	Purchase of flow-through units of the Company (each, a “FT Unit”), with each FT Unit consisting of one common share of the Company (each, a “Common Share”) to be issued as a “flow-through share”, as defined under the Income Tax Act (Canada), on the terms herein (each, a “FT Share”) and one half of one Common Share purchase warrant of the Company to be issued as a “flow-through share”, as defined under the Income Tax Act (Canada), on the terms herein (each whole warrant, a “FT Warrant”), at a subscription price of $3.40 per FT Unit.

THIS SUBSCRIPTION AND RENUNCIATION AGREEMENT CONTAINS A NUMBER OF FORMS REQUIRED BY SECURITIES LEGISLATION AND POLICY, SOME OF WHICH YOU MUST COMPLETE DEPENDING ON SEVERAL FACTORS. PLEASE READ THE FOLLOWING GUIDE CAREFULLY AS IT WILL ASSIST YOU IN COMPLETING THIS SUBSCRIPTION AND RENUNCIATION AGREEMENT CORRECTLY.

STEP 1	Enter the number of FT Units you are purchasing, and your name, address, telephone number and email address on page 4 and sign this document on the execution page on page 4.

STEP 2	Enter the registration and delivery instructions on page 4 if your FT Units are to be registered or delivered differently from your name and address on page 4.

STEP 3	Complete “Information Regarding the Subscriber” appearing on pages 5 and 6.

STEP 4	If you are an “Accredited Investor” as defined in National Instrument 45-106 - Prospectus Exemptions or as defined in the Securities Act (Ontario) (generally a high net worth or high income investor), depending on your jurisdiction of residence, you must complete and sign Schedule B – “Accredited Investor Certificate” and, if you are an individual, Appendix 2 attached to Schedule B.

STEP 5	Subscribers resident in Canada who are not “Accredited Investors” but who are officers, directors, employees, family, close friends or business associates thereof, must complete and sign Schedule C – “Family, Friends and Business Associates Certifications” and those in Ontario must also complete Appendix 1 attached to the Schedule C.

STEP 6	If you are a resident of Saskatchewan that is a close personal friend or a close business associate of a director, executive officer or a control person of the Company or are an affiliate of the Company, you must complete and sign Schedule D – “Form 45-106F5 – Risk Acknowledgement.”

INSTRUCTIONS ON DELIVERY OF THE COMPLETED SUBSCRIPTION AND RENUNCIATION AGREEMENT AND SUBSCRIPTION FUNDS

Return this executed Subscription and Renunciation Agreement and all applicable Schedules by and to:

Return by:

March 26, 2026

Return to:

ecm@cgf.com

together with payment as described herein in the aggregate Subscription Price set out on page 4, or in such other manner as may be provided for by the Underwriter.

It is anticipated that the FT Units, and the FT Shares and FT Warrants comprising the FT Units purchased hereunder will be deposited electronically with CDS Clearing and Depository Services Inc. (“CDS”) through the book-based system administered by CDS on the Closing Date (as defined herein). The FT Warrants shall further be created, issued and governed by the terms of a warrant indenture to be entered into on the Closing Date between the Company and Odyssey Trust Company, as the warrant agent (the “Warrant Indenture”). In such case, the Subscriber (as defined herein) understands and acknowledges that the FT Units, FT Shares and FT Warrants, as applicable, purchased hereunder will be registered in the name of CDS, or its nominee, and held by, or on behalf of, CDS, and the Subscriber will not be entitled to receive definitive certificates or other instruments from the Company or CDS representing their interest in the FT Units, FT Shares and FT Warrants purchased hereunder. The Subscriber will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the securities hereunder are purchased against payment of the subscription funds.

SUBJECT TO THE CLOSING CONDITIONS DESCRIBED IN THE SUBSCRIPTION AND RENUNCIATION AGREEMENT, BY EXECUTION HEREOF YOU ARE IRREVOCABLY AUTHORIZING THE UNDERWRITER AND THE COMPANY TO RELEASE THE FORMS AND ANY SUBSCRIPTION FUNDS WITHOUT FURTHER AUTHORITY FROM YOU.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR APPLICABLE STATE SECURITIES LAWS, AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT AND IN ACCORDANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, OR PURSUANT TO AN EXEMPTION OR EXCLUSION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.

THE SECURITIES OFFERED HEREBY ARE SPECULATIVE, INVOLVE A HIGH DEGREE OF RISK AND SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE SUBSCRIBERS SHOULD CAREFULLY READ AND EVALUATE THE INFORMATION SET FORTH IN THIS SUBSCRIPTION AND RENUNCIATION AGREEMENT BEFORE PURCHASING ANY OF SUCH SECURITIES.

__________

SUBSCRIPTION AND RENUNCIATION AGREEMENT FOR FLOW-THROUGH UNITS

TO:	Foremost Clean Energy Ltd. (the “Company”).

AND TO:	Canaccord Genuity Corp. (the “Underwriter”)

The undersigned (hereinafter referred to as the “Subscriber”), as a substituted purchaser for the Underwriter on its own behalf and, if applicable, on behalf of a Disclosed Principal (as defined below) for whom it is acting hereunder, hereby irrevocably subscribes for and agrees to purchase from the Company the number of flow-through units of the Company (each, a “FT Unit”) at a subscription price of $3.40 per FT Unit as set forth below. Each FT Unit will be comprised of (i) one common share of the Company (each, a “Common Share” and each Common Share underlying a FT Unit, a “FT Share”) and (ii) one half of one Common Share purchase warrant (each whole warrant, a “FT Warrant”), with each FT Warrant entitling the holder thereof to acquire one additional Common Share (each, a “Warrant Share”, and together with the FT Units, the FT Shares and the FT Warrants, the “Securities”) at an exercise price of $4.40 per Warrant Share for a period of 24 months from the Closing Date (as defined below). The FT Shares and FT Warrants comprising the FT Units are to be issued as “flow-through shares” as defined in subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”). Any Warrant Shares to be issued upon the exercise of Warrants are to be issued on a non-flow-through basis.

The undersigned, on its own behalf and, if applicable, on behalf of Disclosed Principals (as defined herein) for whom it is acting hereunder, agrees to be bound by the terms and conditions set forth in the attached “Terms and Conditions of Subscription for Flow-Through Units of Foremost Clean Energy Ltd.”, including, without limitation, the terms, representations, warranties and covenants set forth in the applicable Schedules attached thereto. The undersigned further agrees, without limitation, that the Company and the Underwriter may rely upon the Subscriber’s representations, warranties and covenants contained in this Subscription and Renunciation Agreement.

This Subscription and Renunciation Agreement is for FT Units. The Term Sheet attached hereto as Schedule F is incorporated by reference into this Subscription and Renunciation Agreement.

In addition to the next page, the Subscriber must also complete all applicable schedules attached hereto, including all applicable appendices attached thereto.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the spaces provided below.

_________________________________________________________	Number of FT Units: _____________________
(Name of Subscriber - please print)
Number of FT Shares
By: __________________________________________________	comprising the FT Units:_____________________
Signature of Subscriber or Authorized Representative	(Calculated as the Number of FT Units set out above)
(sign here)
Number of FT Warrants
_________________________________________________________	comprising the FT Units:_____________________
(Official Capacity or Title, if applicable)	(Calculated as the Number of FT Units set out above, divided by 2, then rounded down to the nearest whole number

_________________________________________________________
(Please print name of individual whose signature	Aggregate Subscription Price:
appears above if different than name of the Subscriber.)
_________________________________________________________	$_____________________________________________________
(Number of FT Units x $3.40)
_________________________________________________________
(Subscriber’s Address –including city, province/state, country and postal/zip code)

If the Subscriber is signing as agent for a principal and is not a trust company or a portfolio manager in either case, purchasing as a trustee or an agent for accounts fully managed by it, complete the following:

_________________________________________________________
(Telephone Number)	_________________________________________________________
(Name of Disclosed Principal)
_________________________________________________________
(E-Mail Address)	_________________________________________________________

_________________________________________________________
(Disclosed Principal’s Address – including city, province/state, country and postal/zip code)
Register the Securities as follows (if different from Subscriber’s name and address):	Deliver the Securities as follows (if different from Subscriber’s name and address):

_________________________________________________________	_________________________________________________________
(Name and Account reference, if applicable)	(Name and Account reference, if applicable)

_________________________________________________________	_________________________________________________________
(Contact name)
_________________________________________________________
(Address – including postal/zip code)
_________________________________________________________

_________________________________________________________	_________________________________________________________
(Telephone number/email address)	(Address – including postal/zip code)

_________________________________________________________
(Telephone number/email address)

INFORMATION REGARDING THE SUBSCRIBER

Please check the appropriate box (and complete the required information, if applicable) in each section:

1.	Security Holdings. Prior to giving effect to the securities being subscribed for under this Subscription and Renunciation Agreement, the Subscriber and all persons acting jointly and in concert with the Subscriber currently own, directly or indirectly, or exercise control or direction over (provide additional detail as applicable):

☐	_________________ Common Shares of the Company and/or the following other kinds of shares and convertible securities (including but not limited to convertible debt, warrants and options) entitling the Subscriber to acquire additional Common Shares or other kinds of shares of the Company:

_________________________________________________________________________________________________________; or

☐	No shares of the Company or securities convertible into shares of the Company.

2.	Insider Status. The Subscriber either:

☐	Is an “Insider” of the Company by virtue of being:

(a)	a director or officer of the Company;

(b)	a director or senior officer of a company that is an Insider or subsidiary of the Company;

(c)	a person that beneficially owns or controls, directly or indirectly, voting shares of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting shares;

(d)	the Company itself if it holds any of its own securities; or

(e)	a person designated as an insider by any securities regulatory authority in Canada.

☐	Is not an Insider of the Company.

3.	Related Entity: The Subscriber either:

☐	Is a Related Entity of the Company. Related Entity means:

(a)	a person:

(i)	that is an affiliated entity of the Company; or

(ii)	of which the Company is a control block holder;

(b)	a management company or a distribution company of the Company if the Company is a mutual fund; or

(c)	a management company or other company that operates the Company if the Company is a trust or partnership.

☐	Is not a Related Entity of the Company.

4.	Related Person. The Subscriber either:

☐	Is a Related Person of the Company. Related Person means:

(a)	a Related Entity of the Company;

(b)	a partner, director or officer of the Company or Related Entity;

(c)	a promoter of or a person who performs Investor Relations Activities (as defined in the policies of the CSE) for the Company or Related Entity;

(d)	any person that beneficially owns, either directly or indirectly, or exercises voting control or direction over at least 10% of the total voting rights attached to all voting securities of the Company or Related Entity; and

(e)	such other person as may be designated from time to time by the Canadian Securities Exchange (the “CSE”).

☐	Is not a Related Person.

5.	Registrant status. The Subscriber either:

☐	is a person registered or required to be registered under the securities legislation of a province or territory of Canada; or

☐	is not a person registered or required to be registered under the securities legislation of a province or territory of Canada.

__________

ACCEPTANCE

The Company hereby accepts the subscription by the Subscriber on the terms and conditions contained in this Subscription and Renunciation Agreement.

DATED as of the _____ day of ______________, 2026.

FOREMOST CLEAN ENERGY LTD.

Per:
Authorized Signatory

TERMS AND CONDITIONS OF SUBSCRIPTION FOR
flow-through Units OF FOREMOST clean energy LTD.

Terms of the Offering

1.                   The Subscriber (on its own behalf and, if applicable, on behalf of each Disclosed Principal on whose behalf the Subscriber is contracting) hereby irrevocably subscribes for and agrees to purchase from the Company, subject to the terms and conditions set forth herein, that number of FT Units set out above the Subscriber’s name on the execution page of this Subscription and Renunciation Agreement at the price of $3.40 per FT Unit (the “Issue Price”). Subject to the terms hereof, this Subscription and Renunciation Agreement will be deemed to have been made and be effective only upon its acceptance by the Company.

2.                   The Subscriber acknowledges that this subscription is subject to rejection or allotment by the Company in whole or in part. If this Subscription and Renunciation Agreement is rejected in whole, the Subscriber understands that any funds, certified cheque(s) or bank draft(s) delivered by the Subscriber representing the aggregate subscription price (the “Subscription Price”) for the FT Units will be promptly returned to the Subscriber without interest or deduction. If this Subscription and Renunciation Agreement is accepted only in part, the Subscriber understands that a cheque representing that portion of its Subscription Price that is not accepted will be promptly delivered to the Subscriber without interest or deduction.

3.                   The Subscriber acknowledges that the FT Units subscribed for by it hereunder form part of a larger issuance and sale by the Company of 1,618,000 FT Units at the Issue Price for gross proceeds of $5,501,200 and on a “bought deal” private placement basis pursuant to National Instrument 45-106 – Prospectus Exemptions (“NI 45-106”) (the “Offering”) and subject to the terms and conditions described in the underwriting agreement between the Company and the Underwriter in respect of the Offering (the “Underwriting Agreement”). The Company has granted to the Underwriter an option (the “Underwriter’s Option”), exercisable in full or in part, up to 48 hours prior to the closing of the Offering, to sell up to an additional 242,700 FT Units at the Issue Price per FT Unit for additional gross proceeds of up to $825,180. All references to the “Offering” in this Agreement shall include any securities that may be issued in connection with the exercise of the Underwriter’s Option.

4.                   The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each Disclosed Principal on whose behalf the Subscriber is contracting) that the subscription amount tendered herewith may be releasable to the Company at the Closing Time (as defined below) notwithstanding the number of FT Units issued pursuant to the Offering.

5.                   The Offering is not, and under no circumstance is to be construed as, a public offering of the FT Units. The Offering is not being made, and this subscription does not constitute an offer to sell or the solicitation of an offer to buy the FT Units in any jurisdiction where, or to any person whom, it is unlawful to make such an offer or solicitation.

6.                   The Subscriber acknowledges and agrees that the obligations of the Company and the Underwriter hereunder, including the Closing of the Offering, are subject to acceptance of the terms of this Offering by all required regulatory approvals. The Company shall undertake to use its reasonable commercial efforts to obtain such approvals, including any necessary shareholder approval, as soon as reasonably practicable after its acceptance of this subscription.

Description of the Securities – FT Shares and Warrants

7.                   Each FT Unit consists of one FT Share and one half of one FT Warrant.

8.                   The FT Shares and FT Warrants will have the additional “flow-through” terms and conditions contained in Schedule A hereto, and the parties agree that they are fully bound by these additional terms and conditions, including without limitation the additional representations, warranties and covenants contained in such Schedule A, and that Schedule A and all other schedules will for all purposes form part of this Subscription and Renunciation Agreement.

9.                   Each FT Warrant will entitle the holder thereof to purchase one Warrant Share at an exercise price of $4.40 per Warrant Share for a period of 24 months from the Closing Date and will be delivered to the Subscriber at the closing of the Offering (the “Closing”). The FT Warrants will be issued pursuant to, and all final definitive terms of the FT Warrants shall be set forth in the warrant indenture to be entered into on the Closing Date between the Company and Odyssey Trust Company, as the warrant agent (the “Warrant Indenture”), which will, among other things, include provisions for the appropriate adjustment in the class, number and price of the Common Shares issuable upon exercise of the FT Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Common Shares, the payment of stock dividends and the amalgamation of the Company. No fractional FT Warrants shall be issued pursuant to the Offering and to the extent the Subscriber subscribes for a number of FT Units that, upon aggregating the half-FT Warrants comprising the FT Units would otherwise entitle the Subscriber to a fraction of a whole Warrant, the number of FT Warrants, as applicable, to be issued to the Subscriber will be rounded down to the nearest whole number. In case of any disagreement between the terms of the FT Warrants described in this Subscription and Renunciation Agreement and the Warrant Indenture, as the case may be, the Warrant Indenture will prevail.

10.                The Subscriber and the Company agree and acknowledge that the price allocation for the FT Unit shall be as follows:

(a)	FT Share – $3.39; and

(b)	FT Warrant – $0.01.

11.                Notwithstanding anything in this Agreement or the Warrant Indenture to the contrary, the Subscriber hereby acknowledges and agrees that the Subscriber shall not have the right to exercise any FT Warrants to the extent that such exercise would result in the Subscriber (together with such Subscriber’s affiliates) owning or controlling, beneficially or as nominee, directly or indirectly, twenty percent (20%) or more of the Common Shares that would result in the Subscriber being considered a “Related Person” or a “Control Person” in accordance with the policies of the Canadian Securities Exchange (the “CSE”); provided further, however, that the fact that this sentence may at some particular time prohibit the Subscriber from exercising any FT Warrants shall not prevent the Subscriber from exercising its rights under the Warrant Indenture at any subsequent or other time when the factual circumstances would not result in this sentence restricting such rights.

Closing

12.                The Closing of the Offering will be completed via electronic exchange on March 31, 2026, or such other date or dates as may be determined by the Company and the Underwriter (the “Closing Date”) at 5:00 a.m. (Vancouver time) or such time as may be determined by the Company and the Underwriter (the “Closing Time”), subject to completion to the satisfaction or waiver of the terms and conditions contained in this Subscription and Renunciation Agreement and the Underwriting Agreement, requirements pursuant to any Applicable Securities Laws and applicable stock exchange requirements.

13.                No later than 5:00 p.m. (Toronto time) on March 26, 2026, or such other date or dates as may be determined by the Company and the Underwriter, the Subscriber will:

(a)	deliver to the Underwriter, at Suite 2400 – 1133 Melville Street, Vancouver, British Columbia V6E 4E5, Attention: ECM, Email: ecm@cgf.com, a properly completed and duly executed copy of this Subscription and Renunciation Agreement, including all applicable schedules hereto (and appendices thereto);

(b)	deliver in trust for the Company a certified cheque, bank draft or wire transfer payable to the Underwriter in trust for Company, or as otherwise instructed by the Underwriter, representing the aggregate Subscription Price of the FT Units subscribed for under this Subscription and Renunciation Agreement; and

(c)	deliver any further documentation as required under securities legislation or by any applicable stock exchange or other regulatory authority and the Subscriber covenants and agrees to do so upon request by the Company or the Underwriter.

At Closing, the Company will deposit the FT Units or the FT Shares and FT Warrants comprising the FT Units electronically with CDS using the “non-certificated inventory” issue process and registered in the name of CDS or its nominee, CDS & Co. registered in accordance with the instructions provided by the Subscriber under “Registration Instructions” above.

14.                Upon completion of the Closing and satisfaction or waiver of terms and conditions contained in the Underwriting Agreement, the Underwriter, on behalf of the Subscriber as a substituted purchaser, shall deliver to the Company the completed Subscription and Renunciation Agreement and payment of the Subscription Price against the delivery of FT Units or the FT Shares and FT Warrants comprising the FT Units and the Company shall thereafter be irrevocably entitled to the subscription proceeds. If, prior to the Closing Time, the terms and conditions contained in the Underwriting Agreement have not been complied with to the satisfaction of the Underwriter and the Company, or waived by them, the Company, the Underwriter and the Subscriber will have no further obligations under this Subscription and Renunciation Agreement.

Representations, Warranties, Acknowledgements and Covenants by Subscriber

15.                The Subscriber covenants, acknowledges, agrees, represents and warrants to the Company, the Underwriter and their respective counsel (on its own behalf and if applicable, on behalf of each Disclosed Principal (as defined below) for whom the Subscriber is contracting hereunder) that, as at the date hereof and at the Closing Time:

General Subscriber Representations, Warranties and Covenants

(a)	this Subscription and Renunciation Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber;

(b)	if the Subscriber is a corporation, partnership, unincorporated association or other entity, it has the legal capacity to enter into and be bound by this Subscription and Renunciation Agreement and further certifies that all necessary approvals of directors, shareholders or otherwise have been given and obtained;

(c)	if the Subscriber is an individual, they are of the full age of majority and is legally competent to execute this Subscription and Renunciation Agreement and take all action pursuant hereto, and will be the sole beneficial owner of the Securities;

(d)	the entering into of this Subscription and Renunciation Agreement and the transactions contemplated hereby will not result in a violation of any of the terms or provisions of any law applicable to the Subscriber, or if the Subscriber is not a natural person, any of the Subscriber’s constating documents, or any agreement to which the Subscriber is a party or by which it is bound;

(e)	it is purchasing the Securities as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Securities, it is resident in the jurisdiction set out as the “Subscriber’s Address” set forth above, and if the Subscriber is acting as agent for a disclosed principal (a “Disclosed Principal”), such Disclosed Principal is purchasing the Securities as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Securities, and it is resident in the jurisdiction set forth as the “Disclosed Principal’s Address”, and such address was not obtained or used solely for the purpose of acquiring the Securities and it fully complies with the criteria set forth below:

(i)	if it, or, if applicable, the Disclosed Principal is not a resident of any province or territory of Canada, then:

(A)	it is knowledgeable of, or has been independently advised as to, the Applicable Securities Laws in the jurisdiction of its residence which would apply to this Subscription and Renunciation Agreement and the transactions contemplated hereby. As used in this Subscription and Renunciation Agreement, “Applicable Securities Laws” means any and all securities laws including, statutes, rules, regulations, by-laws, policies, guidelines, orders, decisions, rulings and awards, applicable in the jurisdictions in which the Common Shares will be offered, sold and issued and for greater certainty include, without limitation, applicable federal, provincial and state securities laws of Canada;

(B)	it is purchasing the Securities pursuant to exemptions from the prospectus and registration requirements under the Applicable Securities Laws in the jurisdiction of its residence or, if such is not applicable, it complies with the requirements of all Applicable Securities Laws in the jurisdiction of its residence and will provide such evidence of compliance with all such matters as the Company may request;

(C)	Applicable Securities Laws do not require the Company to file a prospectus or similar document or pay any fee to any person to register any of the Securities or to make any filings or to seek any approvals of any kind whatsoever from any regulatory authority; and

(D)	if requested by the Company, it will comply with such other requirements as the Company may reasonably require;

(f)	in the case of a subscription by it for the Securities acting as agent for a Disclosed Principal, it is duly authorized to execute and deliver this Subscription and Renunciation Agreement and all other necessary documentation in connection with such subscription on behalf of such Disclosed Principal and this Subscription and Renunciation Agreement has been duly authorized, executed and delivered by or on behalf of, and constitutes a legal, valid and binding agreement of, such principal, and acknowledges that the Company may be required by law to disclose to certain regulatory authorities the identity of each purchaser of the Securities for whom the Subscriber may be acting;

(g)	none of the funds the Subscriber is using to purchase the Securities are process of crime as defined in the Proceeds of Crime (Money Laundering and Terrorist Financing Act) (Canada). To the knowledge of the Subscriber, none of the subscription funds are proceeds obtained or derived, directly or indirectly, as a result of illegal activities, or are being tendered on behalf of a person or entity (i) with whom the Company would be prohibited from dealing with under applicable money laundering, terrorist financing, economic sanctions, criminal or other similar laws or regulations or (ii) who has not been identified to the Subscriber. The Subscriber acknowledges that the Company may in the future be required to disclose the Subscriber’s name and other information relating to this Subscription and Renunciation Agreement and the Subscriber’s subscription hereunder;

(h)	the offer made by this Subscription and Renunciation Agreement is irrevocable and requires acceptance by the Company;

(i)	this Subscription and Renunciation Agreement is not enforceable by the Subscriber unless it has been accepted by the Company and the Subscriber waives any requirement on the Company’s behalf to communicate immediately its acceptance of this Subscription and Renunciation Agreement to the Subscriber;

(j)	the Subscriber hereby acknowledges and agrees that the subscription proceeds, together with all subscription documents completed in the manner described herein, subject to any statutory rights of the Subscriber, will be provided to the Company prior to the Closing Date, to be held by the Company in escrow pending the Closing of the Offering;

(k)	the subscription proceeds will be available to the Company on Closing of the Offering and this subscription is not conditional on any other subscription completing;

(l)	the Company and the Underwriter and their respective counsel will rely on the representations and warranties made herein or otherwise provided by the Subscriber to the Company in completing the sale and issuance of the Securities to the Subscriber;

(m)	the Subscriber’s decision to tender this offer and purchase the Securities is based entirely upon this Subscription and Renunciation Agreement (including the Term Sheet attached as Schedule F hereto);

(n)	the Subscriber acknowledges that publicly available information concerning the Company obtained by the Subscriber is without independent investigation or verification by the Underwriter. The Underwriter and their respective directors, officers, employees, agents and representatives are not responsible for the preparation of any publicly available information concerning the Company and have not and will not confirm (i) the accuracy or adequacy of any such information, or (ii) whether all information concerning the Company that is required to be disclosed or filed by the Company under Applicable Securities Laws has been disclosed or filed;

(o)	the Subscriber has no knowledge of a “material fact” or “material change”, each as defined under Applicable Securities Laws, in respect of the affairs of the Company that have not been generally disclosed to the public;

(p)	the Subscriber has not received or been provided with, nor has it requested, nor does it have any need to receive, any offering memorandum, prospectus, sales or advertising literature or any other disclosure document describing or purporting to describe the business and affairs of the Company or the risks associated therewith which has been prepared for delivery to, and review by, prospective purchasers in order to assist it in making an investment decision in respect of the Securities;

(q)	it has not become aware of any advertisement in printed media of general and regular paid circulation (or other printed public media), radio, television or telecommunications or other form of advertisement (including electronic display) with respect to the distribution of the Securities;

(r)	no person has made to the Subscriber any written or oral representations: (i) that any person will resell or repurchase any of the Securities; (ii) that any person will refund the purchase price of any of the Securities; or (iii) as to the future price or value of any of the Securities;

(s)	the Company has advised the Subscriber, and the Subscriber understands, that the Securities are being offered for sale only on a “bought deal” private placement basis and that the sale and delivery of the Securities is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or registration statement or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or registration statement or delivering an offering memorandum and, as a result, (i) the Subscriber may not receive information that would otherwise be required to be provided to the Subscriber under Applicable Securities Laws; (ii) the Company is relieved from certain obligations that would otherwise apply under Applicable Securities Laws; and (iii) certain protections, rights and remedies provided by Applicable Securities Laws, including certain statutory remedies against an issuer, underwriters, auditors, directors and officers that are available to investors who acquire securities offered by a prospectus, will not be available to the Subscriber;

(t)	the delivery of this subscription, the acceptance hereof by the Company and the issuance of the Securities to the Subscriber complies with all applicable laws of the Subscriber’s jurisdiction of residence and domicile and will not cause the Company or any of its officers or directors to become subject to or require any disclosure, prospectus or other reporting requirement (other than such reports as may be required to be filed by the Company pursuant to NI 45-106, including a Form 45-106F1);

(u)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, there is no government or other insurance covering the Securities and there are risks associated with the purchase of the Securities;

(v)	the Company may complete additional financings in the future which may have a dilutive effect on existing shareholders at such time, including the Subscriber;

(w)	an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Securities;

(x)	it has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its entire investment;

(y)	the Subscriber is sophisticated in financial investments, has had access to and has received all such information concerning the Company that the Subscriber has considered necessary in connection with the Subscriber’s investment decision and the Subscriber will not receive a prospectus, offering memorandum or similar disclosure document;

(z)	in connection with the Subscriber’s investment in the Securities, the Subscriber has not relied upon the Company for investment, legal or tax advice, and has, in all cases sought the advice of the Subscriber’s own personal investment advisor, legal counsel and tax advisers or has waived its rights thereto and the Subscriber is either experienced in or knowledgeable with regard to the affairs of the Company, or either alone or with its professional advisors is capable, by reason of knowledge and experience in financial and business matters in general, and investments in particular, of evaluating the merits and risks of an investment in the Securities and is able to bear the economic risk of the investment and it can otherwise be reasonably assumed to have the capacity to protect its own interest in connection with the investment in the Securities;

(aa)	it acknowledges that the Underwriter is acting solely as placement agents for the Company in connection with the Offering and not as financial advisors or investment advisors to the Subscriber or as agent of the Subscriber;

(bb)	it acknowledges that the Company’s counsel is acting as counsel to the Company, and not as counsel to the Subscriber;

(cc)	the Subscriber acknowledges and consents to the fact that the Company is collecting the Subscriber’s (and any Disclosed Principal for which the Subscriber is contracting hereunder) personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar replacement or supplemental provincial or federal legislation or laws in effect from time to time) for the purpose of completing the Subscriber’s subscription. The Subscriber acknowledges and consents to the Company retaining the personal information for so long as permitted or required by applicable law or business practices. The Subscriber further acknowledges and consents to the fact that the Company may be required by Applicable Securities Laws, stock exchange rules and/or Canadian Investment Regulatory Organization rules to provide regulatory authorities any personal information provided by the Subscriber respecting itself (and any Disclosed Principal for which the Subscriber is contracting hereunder). The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgements set out in this paragraph on behalf of Disclosed Principals for which the Subscriber is contracting. In addition to the foregoing, the Subscriber agrees and acknowledges that the Company may use and disclose the Subscriber’s personal information, or that of each Disclosed Principal for whom the Subscriber are contracting hereunder, as follows:

(i)	for internal use with respect to managing the relationships between and contractual obligations of the Company and the Subscriber or any Disclosed Principal for whom the Subscriber is contracting hereunder;

(ii)	for use and disclosure to the Company’s transfer agent and registrar;

(iii)	for use and disclosure for income tax related purposes, including without limitation, where required by law, disclosure to Canada Revenue Agency;

(iv)	disclosure to securities regulatory authorities (including the CSE and Nasdaq Capital Market, collectively the “Exchanges”) and other regulatory bodies with jurisdiction with respect to reports of trade and similar regulatory filings;

(v)	disclosure to a governmental or other authority (including the Exchanges) to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(vi)	disclosure to professional advisers of the Company in connection with the performance of their professional services;

(vii)	disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the Subscriber’s prior written consent;

(viii)	disclosure to a court determining the rights of the parties under this Subscription and Renunciation Agreement; or

(ix)	for use and disclosure as otherwise required or permitted by law.

(dd)	the Subscriber further acknowledges and agrees that the CSE collects personal information in forms submitted by the Company, which will include personal information regarding the Subscriber. The Subscriber agrees that the CSE may use and publish this information in the manner provided for in their policies which may be viewed at the CSE website, www.thecse.com.

(ee)	the Subscriber (on its own behalf and, if applicable, on behalf of any person to whose benefit the Subscriber is subscribing) acknowledges that the Subscriber has been notified by the Company:

(i)	of the delivery of the personal information to all applicable securities regulatory authorities or regulators;

(ii)	that the personal information is being collected by the securities regulatory authority or regulator under the authority granted in Applicable Securities Laws for the purposes of the administration and enforcement of Applicable Securities Laws; and

(iii)	of the contact information of the public official in each applicable Canadian jurisdiction who can answer questions about this indirect collection of personal information as set out in Schedule E;

(ff)	if required by Applicable Securities Laws, regulations, instruments, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Company in filing such reports, undertakings and other documents with respect to the issue of the Securities;

(gg)	the Subscriber will not resell the Securities except in accordance with the provisions of Applicable Securities Laws and rules of the Exchanges;

(hh)	any Securities issued electronically by the CDS using the “non-certificated inventory” issue process and registered in the name of CDS or its nominee, CDS & Co. will be issued and held under a restricted CUSIP/ISIN number, in the case until the Securities are no longer required to be represented by a restricted CUSIP/ISIN number under Applicable Securities Laws;

(ii)	unless issued and registered in accordance with paragraph 15(hh), any certificates or direct registration system statements (“DRS Advice”) representing the Securities shall have attached to them applicable legends setting out resale restrictions under Applicable Securities Laws in substantially the following form and with the necessary information inserted. The certificates or DRS Advice representing the FT Shares and FT Warrants comprising the FT Units shall bear the following legend imprinted thereon:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS 4 MONTHS AND A DAY AFTER [INSERT THE CLOSING DATE].”

and for certificates or DRS Advice, if any, issued representing the FT Warrants comprising the FT Units shall have the following additional legend imprinted thereon:

“THE WARRANTS REPRESENTED HEREBY WILL BE VOID AND OF NO VALUE AFTER 5:00 P.M. (VANCOUVER TIME) ON [INSERT DATE THAT IS 24 MONTHS AFTER THE CLOSING DATE].”

Residency and Subscriber’s Exemption Status

(jj)	the Subscriber is resident in the jurisdiction set out under the heading “Name, Address and Telephone Number of Subscriber” on the execution page of this Subscription and Renunciation Agreement;

(kk)	the Subscriber hereby further represents, warrants to, and covenants with, the Company that one of the following exemptions from the registration and prospectus or equivalent requirements under Applicable Securities Laws applies to the Subscriber:

(i)	the Subscriber is a resident of a province or territory of Canada and is:

(A)	a director, executive officer or control person of the Company, or of an affiliate of the Company;

(B)	a spouse, parent, grandparent, brother, sister, child or grandchild of a director, executive officer or control person of the Company, or of an affiliate of the Company;

(C)	a parent, grandparent, brother, sister, child or grandchild of the spouse of a director, executive officer or control person of the Company or of an affiliate of the Company;

(D)	a close personal friend of a director, executive officer or control person of the Company, or of an affiliate of the Company;

(E)	a close business associate of a director, executive officer or control person of the Company, or of an affiliate of the Company;

(F)	a founder of the Company or a spouse, parent, grandparent, brother, sister, child, grandchild, close personal friend or close business associate of a founder of the Company;

(G)	a parent, grandparent, brother, sister, child or grandchild of a spouse of a founder of the Company;

(H)	a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (A) to (G) above; or

(I)	a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons described in paragraphs (A) to (G) above; and

the Subscriber has concurrently executed and delivered “Family, Friends and Business Associates Certifications” in form attached hereto as Schedule C;

(ii)	the Subscriber is a resident of Saskatchewan and is one of the following:

(A)	a person described in paragraph 15(kk)(i)(D) or 15(kk)(i)(E);

(B)	a close personal friend or close business associate of a founder of the Company, or;

(C)	a person described in paragraph 15(kk)(i)(H) or 15(kk)(i)(I); and

the Subscriber has concurrently executed and delivered a Form - 45-106F5 – Risk Acknowledgement – Saskatchewan Close Personal Friends and Close Business Associates in the form attached as Schedule D;

(iii)	the Subscriber is a resident of Ontario and a person described in paragraph 15(kk)(i)(A) to 15(kk)(i)(I) above and is not an investment fund, and has concurrently executed and delivered a Form 45-106F12 – Risk Acknowledgement Form for Family, Friends and Business Associates in the form attached as Appendix 1 to Schedule C and signed by all of the following:

(A)	the Subscriber;

(B)	an executive officer of the Company other than the Subscriber;

(C)	if the Subscriber is a person referred to under paragraph 15(kk)(i)(B), the director, executive officer or control person of the Company or an affiliate of the Company who has the specified relationship with the Subscriber;

(D)	if the Subscriber is a person referred to under paragraph 15(kk)(i)(C), the director, executive officer or control person of the Company or an affiliate of the Company whose spouse has the specified relationship with the Subscriber;

(E)	if the Subscriber is a person referred to under paragraph 15(kk)(i)(D) or 15(kk)(i)(E), the director, executive officer or control person of the Company or an affiliate of the Company who is a close personal friend or a close business associate of the Subscriber; and

(F)	the founder of the Company, if the Subscriber is a person referred to in paragraph 15(kk)(i)(F) and 15(kk)(i)(G) other than the founder of the Company;

(iv)	the Subscriber is:

(A)	an employee, executive officer, director or consultant of the Company,

(B)	an employee, executive officer, director or consultant of a related entity of the Company, or

(C)	a permitted assign of a person referred to in paragraphs (A) or (B) above; and

the Subscriber’s purchase of the Securities is voluntary;

(v)	the Subscriber is not an individual and the aggregate acquisition cost of purchasing the Securities will not be less than $150,000 paid in cash at the time of purchase, and the Subscriber has not been created or used solely to purchase or hold the Securities in reliance on this exemption;

(vi)	the Subscriber is:

(A)	resident in Canada and an “Accredited Investor” with the meaning of NI 45-106, or, under the Securities Act (Ontario) if the Subscriber is a resident in Ontario, and the Subscriber has properly completed and duly executed the Accredited Investor Certificate attached to this Subscription and Renunciation Agreement as Schedule B indicating the means by which the Subscriber is an Accredited Investor and confirms the truth and accuracy of all statements made by the Subscriber in such certificate; and

(B)	if the Subscriber is an individual, the Subscriber has concurrently executed and delivered Form 45-106F9 – Form for Individual Accredited Investors in the form attached as Appendix 2 to Schedule B hereto;

(ll)	for the purposes hereof:

(i)	“Regulation D” means Regulation D promulgated under the U.S. Securities Act;

(ii)	“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

(iii)	“United States” or “U.S.” means, as the context requires, the United States of America, its territories and possessions, any State of the United States, and/or the District of Columbia;

(iv)	“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

(v)	“U.S. Person” means a “U.S. person” as defined in Regulation S (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized or incorporated outside of the United States and formed by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized or incorporated, and owned, by U.S. Accredited Investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

(vi)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(vii)	“U.S. Purchaser” is (a) any U.S. Person purchasing the Securities, (b) any person purchasing the Securities for the account or benefit of any U.S. Person or any person in the United States, (c) any person who receives or received an offer of the Securities while in the United States, or (d) any person who is or was in the United States at the time the Subscriber’s buy order was made or this Subscription and Renunciation Agreement was executed or delivered;

(mm)	the Subscriber represents and warrants that:

(i)	the Securities are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States, and the Subscriber does not have any agreement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

(I)	the transfer or assignment of any rights or interests in any of the Securities;

(II)	the division of profits, losses, fees, commissions, or any financial stake in connection with this Subscription and Renunciation Agreement; or

(III)	the voting of the Securities;

(ii)	the Subscriber has no intention to distribute either directly or indirectly any of the Securities in the United States or to U.S. Persons;

(iii)	the Subscriber represents that the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U.S. Securities Act;

(iv)	the Subscriber is a not a U.S. Person, and is not purchasing the Securities for the account or benefit of any U.S. Person or a person in the United States, or for offering, resale or delivery for the account or benefit of any U.S. Person or a person in the United States;

(v)	the Subscriber was outside the United States at the time of execution and delivery of this Subscription and Renunciation Agreement within the meaning of Regulation S;

(vi)	no offers to sell the Securities were made by any person to the Subscriber while the Subscriber was in the United States;

(vii)	the Subscriber acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and that the Securities may not be offered or sold in the United States, or to or for the account or benefit of a U.S. Person or a person in the United States, unless an exemption from such registration requirements is available. The Subscriber understands that the Company has no obligation or present intention of filing a registration statement under the U.S. Securities Act in respect of the Securities; and

(viii)	the Subscriber will not engage in any directed selling efforts (as defined by Regulation S under the U.S. Securities Act) in the United States in respect of the Securities, which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of conditioning the market in the United States for the resale of the Securities.

16.                The foregoing covenants, acknowledgements, agreements, representations and warranties are made by the Subscriber with the intent that they be relied upon by the Company and the Underwriter and their respective counsel in determining its suitability as a purchaser of the Securities, and the Subscriber hereby agrees to indemnify the Company and the Underwriter against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur as a result of reliance thereon. The Subscriber undertakes to notify the Company and the Underwriter immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein which takes place prior to the Closing Time.

Representations, Warranties and Covenants by Company

17.                The Company covenants, represents and warrants to the Subscriber that, as at the date hereof and at the Closing Time by execution of this Agreement, the Company hereby agrees with the Subscriber that the Subscriber shall have the benefit of the representations, warranties and covenants made by the Company in the Underwriting Agreement, except for those covenants in the Underwriting Agreement relating solely to the payment of the commissions, fees and expenses of the Underwriter and to the indemnification of the Underwriter and each of the other indemnified parties and such representations, warranties and covenants shall be true and correct in all material respects as of the Closing Date (save and except as waived by the Underwriter). Such representations, warranties and covenants shall be deemed to be incorporated herein as if they are reproduced in their entirety (with such changes as are necessary in order to reflect that such representations, warranties and covenants are being made by the Company to the Subscriber), and shall form an integral part of this Agreement and shall survive the Closing and shall continue in full force and effect for the benefit of the Subscriber, to the extent that they have not been varied, amended, altered, or waived in whole or in part by the Underwriter, in accordance with the Underwriting Agreement. All representations, warranties and covenants of the Company and the Subscriber set forth in Schedule A shall survive for a period of 60 days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for taxes under applicable tax legislation in respect of any taxation year to which those representations, warranties and covenants extend could be issued to the Subscriber under such tax legislation, notwithstanding the completion of the purchase of the FT Units by the Subscriber pursuant hereto, or the subsequent disposition of the Securities by the Subscriber, subject in the case of the representations and warranties in the Underwriting Agreement to the limitations and other terms thereof.

Covenants by Company

18.                The Company covenants with each Subscriber that it will:

(a)	offer, sell, issue and deliver the Securities pursuant to the exemptions from prospectus filing, registration or qualification requirements of Applicable Securities Laws and otherwise fulfill all legal requirements required to be fulfilled by the Company (including without limitation, compliance with all Applicable Securities Laws in connection with the Offerings);

(b)	within the required time, file with the Exchanges any documents, reports and information, in the required form, required to be filed by Applicable Securities Laws in connection with the Offering, together with any applicable filing fees and other materials; and

(c)	use reasonable commercial efforts to satisfy as expeditiously as possible any conditions of the Exchanges required to be satisfied prior to the Exchanges’ acceptance of the Company’s notice of the Offering.

Commission to the Underwriter

19.                The Subscriber acknowledges and agrees (on its own behalf and, if applicable, on behalf of each Disclosed Principal on whose behalf the Subscriber is contract) that pursuant to the Underwriting Agreement in connection with the Offering,

(a)	the Underwriter will receive from the Company on Closing a cash-commission equal to 6.0% of the gross proceeds of the Offering (the “Underwriter’s Commission”). In addition, the Underwriter will receive from the Company broker warrants (the “Broker Warrants”) exercisable for a period of 24 months following the Closing Date, to acquire an aggregate number of Common Shares equal to 6.0% of the number of securities sold under this Offering; and

(b)	the Company shall be entitled to deliver to the Underwriter a list of subscribers who wish to purchase the FT Units representing gross proceeds of up to $500,000 (the “President’s List”). With respect to subscriptions from persons on the President’s List, the Underwriter’s Commission shall be reduced to (i) a cash commission equal to 2.0% of the gross proceeds received from the subscribers on the President’s List, and (ii) Broker Warrants exercisable for a period of 24 months to acquire an aggregate number of Common Shares equal to 2.0% of the number of securities sold to the subscribers on the President’s List, payable on the Closing Date.

No Contractual Right of Action for Rescission

20.                The Subscriber acknowledges that it is purchasing the Securities issued hereunder pursuant to an exemption which does not require delivery to the Subscriber of an offering memorandum, and as such that (i) it will not receive any offering memorandum in connection with this Subscription and Renunciation Agreement and therefore is not entitled to contractual rights of action or rescission, (ii) the common law may not provide investors with an adequate remedy in the event that they suffer investment losses in connection with securities acquired in a private placement, (iii) the Subscriber may not receive information that would otherwise be required to be given under the Applicable Securities Laws, (iv) the Company is relieved from certain obligations that would otherwise apply under the Applicable Securities Laws, and (v) there are restrictions on the Subscriber’s ability to resell the Subscriber’s FT Shares and FT Warrants comprising the FT Units and it is the responsibility of the Subscriber and each Disclosed Principal to determine these restrictions and to comply with them before selling the Subscriber’s FT Shares and FT Warrants comprising the FT Units.

General

21.                The Subscriber hereby authorizes the Company and the Underwriter to correct any minor errors in, or complete any minor information missing from this Subscription and Renunciation Agreement, which has been executed by the Subscriber and delivered to the Underwriter and Company. The Subscriber consents to the filing of such documents and any other documents as may be required to be filed with any stock exchange or securities regulatory authority in connection with the Offering.

22.                The Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder) irrevocably constitutes and appoints the Underwriter as the true and lawful attorney of the Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder). As the attorney of the Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder), the Underwriter have the power to act for and in the name of Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder), with full power of substitution, to execute and deliver such documents, instruments or agreements and do all acts and things necessary to effect the following:

(a)	to authorize the electronic deposit of the FT Units or the FT Shares and FT Warrants comprising the FT Units, as applicable, with CDS or to receive certificates representing the FT Shares and FT Warrants comprising the FT Units, to execute in the Subscriber’s name and on its behalf all closing receipts and required documents, to complete and correct any errors or omissions in any form or document provided by the Subscriber, including this Subscription and Renunciation Agreement and the Schedules hereto, in connection with the subscription for the FT Units and to exercise any rights of termination contained in the Underwriting Agreement, and to generally represent the Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder) at the Closing for the purposes of all closing matters and deliveries of documents and certificates (if any) representing the Securities;

(b)	to extend any time periods and modify or waive any conditions that are set forth in this Subscription and Renunciation Agreement or in the Underwriting Agreement in the manner and to the extent that the Underwriter, in their absolute discretion, deem appropriate, provided that the extensions, modifications or waivers do not materially affect the Subscriber’s obligations under this Subscription and Renunciation Agreement;

(c)	without limiting the generality of the foregoing, to exercise or not to exercise, as it determines in its sole discretion, the rights of termination in the Underwriting Agreement; and

(d)	to terminate this Subscription and Renunciation Agreement on behalf of the Subscriber if the Underwriter exercises its rights of termination under the Underwriting Agreement, with such termination to be effective concurrently with termination of the Underwriting Agreement.

This power of attorney is irrevocable, is coupled with an interest and has been given for valuable consideration, the receipt and adequacy of which is acknowledged. This power of attorney and other rights and privileges granted under this section will survive any legal or mental incapacity, dissolution, bankruptcy or death of the Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder). This power of attorney extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder). Any person dealing with the Underwriter may conclusively presume and rely upon the fact that any document, instrument or agreement executed by the Underwriter pursuant to this power of attorney is authorized and binding on the Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder), without further inquiry. The Subscriber (and any Disclosed Principal for which the Subscriber is contracting hereunder) agrees to be bound by any representations or actions made or taken by the Underwriter pursuant to this power of attorney, and waives any and all defences that may be available to contest, negate or disaffirm any action of the Underwriter taken in good faith under this power of attorney.

23.                The obligations of the parties hereunder are subject to acceptance of the terms of the Offering by all required regulatory approvals.

24.                Without limitation, this Subscription and Renunciation Agreement and the transactions contemplated hereby are subject to the requirements, if any, of the Exchanges, including any such requirements as may be contained in the policies of the Exchanges or are provided by the Exchanges through the publication of a guidance, notice, or otherwise.

25.                The Subscriber acknowledges and agrees that all costs incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the sale of the Securities to the Subscriber shall be borne by the Subscriber.

26.                The contract arising out of this Subscription and Renunciation Agreement and all documents relating thereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties irrevocably attorn to the exclusive jurisdiction of the courts situate therein.

27.                This Subscription and Renunciation Agreement represents the entire agreement of the parties hereto relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein.

28.                In this Subscription and Renunciation Agreement (including attachments and schedules), unless otherwise noted, all monetary references are to Canadian dollars.

29.                The Subscriber acknowledges and agrees that the acceptance of this Subscription and Renunciation Agreement will be conditional, among other things, upon the sale of the Securities to the Subscriber being exempt from any registration, prospectus and offering memorandum requirements of all Applicable Securities Laws.

30.                The Subscriber agrees that this offer is made for valuable consideration and may not be withdrawn, cancelled, terminated or revoked by the Subscriber, other than as may be provided for herein.

31.                This Subscription and Renunciation Agreement shall enure to the benefit of and be binding on the Company, the Subscriber and their respective heirs, administrators, executors, successors and permitted assigns. This Subscription and Renunciation Agreement may not be assigned by the Company and may only be transferred or assigned by the Subscriber (a) subject to compliance with Applicable Securities Law and (b) with the prior written consent of the Company.

32.                No amendment to this Subscription and Renunciation Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto and no waiver of any breach of any provision of this Subscription and Renunciation Agreement will be effective or binding unless made in writing and signed by the waiving party.

33.                Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing of the transactions contemplated hereby, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Subscription and Renunciation Agreement.

34.                This Subscription and Renunciation Agreement is deemed to be entered into on the acceptance date by Company, notwithstanding its actual date of execution by the Subscriber.

35.                The representations, warranties, covenants and acknowledgements made by the Subscriber contained in this Subscription and Renunciation Agreement or contained in any document or certificate given in order to carry out the transactions contemplated hereby, will survive the Closing of all applicable tranches under the Offering, notwithstanding any subsequent disposition or exchange of the Securities.

36.                Time is of the essence of this Subscription and Renunciation Agreement.

37.                The invalidity or unenforceability of any particular provision of this Subscription and Renunciation Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Subscription and Renunciation Agreement.

38.                The headings in this Subscription and Renunciation Agreement are for convenience of reference only and do not affect the interpretation of this Subscription and Renunciation Agreement.

39.                This Subscription and Renunciation Agreement may be executed in counterparts, each of which when delivered will be deemed to be an original and all of which together will constitute one and the same document and the Company will be entitled to rely on delivery by e-mail or facsimile, or other electronic means, of an executed copy of this subscription, and acceptance by the Company of such e-mail, facsimile or electronic copy will be equally effective to create a valid and binding agreement between the Subscriber and the Company as if the Company had accepted the subscription originally executed by the Subscriber.

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SCHEDULE A

ADDITIONAL TERMS AND CONDITIONS GOVERNING THE FT UNITS

WHEREAS:

A.       The Company has certain interests in Canadian resource properties located in the Provinces of Saskatchewan and Manitoba, and may acquire additional interests in Canadian resource properties in such Provinces (collectively, the “Properties”);

B.       The Company is a Principal-Business Corporation;

C.       It is the intention of the Company, either alone or in conjunction with others, to carry out, cause to carry out, or participate in the Exploration Program (defined below) on the Properties for the purpose of determining the existence, location, extent or quality of the “mineral resources” (as defined in the Tax Act) located therein;

D.       Certain persons have purchased or will purchase FT Shares (comprising, in part, the FT Units) for the price of $3.39 per FT Share and the FT Warrants (comprising, in part, the FT Units) for the price of $0.01 per FT Warrant; and

E.       The Company has agreed to apply an amount equal to the full FT Unit Subscription Proceeds to carry out the Exploration Program and to renounce the Qualified Expenditures associated therewith to the Subscriber in accordance with the terms of this Schedule A.

1.                   Definitions

1.1                In this Schedule A, the listed terms below will have the following meanings, and any undefined capitalized terms will have the meaning contained in the subscription agreement to which this Schedule A is scheduled:

(a)	“Assistance” means assistance as defined in subsection 66(15) of the Tax Act;

(b)	“Canadian resource property” means a Canadian resource property as defined in subsection 66(15) of the Tax Act;

(c)	“CEDOE” means expenses that are prescribed to be “Canadian exploration and development overhead expenses” for the purposes of paragraph 66(12.6)(b) of the Tax Act;

(d)	“Canadian exploration expense” or “CEE” means an expense described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act (as revised pursuant to the Proposed Amendments provided such measure is enacted as proposed), or that would be described in paragraph (h) of that definition if the references therein to “paragraphs (a) to (d) and (f) to (g.4)” were a reference to “paragraph (f)”, other than amounts which are (i) prescribed to be CEDOE for the purposes of paragraph 66(12.6)(b) of the Tax Act, (ii) Canadian exploration expenses to the extent of the amount of any Assistance described in paragraph 66(12.6)(a) of the Tax Act, (iii) the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, (iv) any expenditures described in paragraph 66(12.6)(b.2) of the Tax Act or (v) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of the term “expense” in subsection 66(15) of the Tax Act;

(e)	“Closing Date” means the Closing Date as defined in Section 12 of the Subscription and Renunciation Agreement;

(f)	“CRA” means the Canada Revenue Agency;

A-1

(g)	“Critical Mineral” means copper, nickel, lithium, cobalt, graphite, rare earth elements, scandium, titanium, gallium, vanadium, tellurium, magnesium, zinc, platinum group metals and uranium, and subject to the enactment of the Proposed Amendments, bismuth, cesium, chromium, fluorspar, germanium, indium, manganese, molybdenum, niobium, phosphate, tantalum, tin, and tungsten;

(h)	“Critical Mineral Certification” means in respect of this Subscription and Renunciation Agreement the certification in prescribed manner and form by a qualified professional engineer or professional geoscientist (as defined in subsection 127(9) of the Tax Act) that the Qualified Expenditures will be incurred in accordance with an exploration plan that primarily targets Critical Minerals, provided that the qualified professional engineer or professional geoscientist (as defined in subsection 127(9) of the Tax Act):

(i)                  completed the certification no more than 12 months before the Closing Date; and

(ii)                acted reasonably, in their professional capacity, in completing the certification;

(i)	“Critical Mineral Mining Expenditure” means an expense that will, once renounced to a Subscriber, qualify as a “flow-through critical mineral mining expenditure” as defined in subsection 127(9) of the Tax Act, or where the Subscriber is a partnership, of the members of the Subscriber to the extent of their respective shares of the expenses so renounced;

(j)	“Exploration Program” means an exploration program carried out on the Property from or above the surface of the earth that primarily targets Critical Minerals, located thereon, on which the Company will expend an amount equal to the full FT Unit Subscription Proceeds;

(k)	“FT Share Subscription Proceeds” means $3.39 multiplied by the number of FT Shares forming part of the FT Units subscribed for by the Subscriber pursuant to the Subscription and Renunciation Agreement;

(l)	“FT Warrant Subscription Proceeds” means $0.01 multiplied by the number of FT Warrants forming part of the FT Units subscribed for by the Subscriber pursuant to the Subscription and Renunciation Agreement;

(m)	“FT Unit Subscription Proceeds” means the aggregate sum of FT Share Subscription Proceeds plus FT Warrant Subscription Proceeds;

(n)	“Prescribed Relationship” means a relationship between the Company and the Subscriber where the Subscriber (or if the Subscriber is a partnership, any partner thereof) and the Company are related or otherwise do not deal at arm’s length for purposes of the Tax Act.

(o)	“Principal-Business Corporation” means a “principal-business corporation” as defined in subsection 66(15) of the Tax Act;

(p)	“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act (or any corresponding provincial or territorial legislation), filed or to be filed by the Company within the prescribed time renouncing to the Subscriber the Qualified Expenditures incurred pursuant to this Subscription and Renunciation Agreement and all parts or copies of such forms required by the Tax Act (or any corresponding provincial or territorial legislation) or the CRA (or any similar provincial or territorial authority) to be delivered to the Subscriber, as applicable;

(q)	“Proposed Amendments” means those specific proposals to amend the Tax Act included in Bill C-15 (Senate), Budget 2025 Implementation Act, No. 1, and those legislative proposals released by the Department of Finance on January 29, 2026.

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(r)	“Qualified Expenditure” means an expense, incurred by the Company in carrying out any part of the Exploration Program which is incurred on or after the Closing Date, and on or before the Termination Date that (i) qualifies as CEE, and (ii) once renounced by the Company to a Subscriber, other than a trust or estate, is eligible to be qualified as a Critical Mineral Mining Expenditure of the Subscriber, or where, the Subscriber is a partnership, of the members of the Subscriber who are individuals (other than a trust or estate) to the extent of their respective shares of the Qualified Expenditures so renounced, and in respect of which, but for the renunciation, the Company would be entitled to a deduction from income for income tax purposes;

(s)	“Subscriber” means the person or persons named as Subscriber in the Subscription and Renunciation Agreement who acquires the FT Shares and the FT Warrants or the Disclosed Principal of such FT Shares and FT Warrants, as applicable;

(t)	“Tax Act” means the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time and including any specific proposals to amend the Tax Act that are publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and which will have effect prior to the date hereof, including the Proposed Amendments; and

(u)	“Termination Date” has the meaning ascribed below in paragraph 2.1(a) of this Schedule A.

2.                   Qualified Expenditures

2.1                The Company will:

(a)	commencing on or after the Closing Date and before December 31, 2027 (the “Termination Date”), carry out or cause to be carried out the Exploration Program and in connection therewith incur Qualified Expenditures in an aggregate amount not less than the FT Unit Subscription Proceeds such that, the Company will be able to renounce to the Subscriber, with an effective date of December 31, 2026, Qualified Expenditures in an amount equal to the FT Unit Subscription Proceeds; and

(b)	renounce in prescribed form to the Subscriber with an effective date not later than December 31, 2026, provided that the Subscriber, and any party for whom the Subscriber is acting, and where either is a partnership, each partner thereof, deal at “arm’s length” with the Company in 2027 for purposes of the Tax Act, Qualified Expenditures in an amount equal to the FT Unit Subscription Proceeds, not subject to any reduction under subsection 66(12.73) of the Tax Act.

2.2                For greater certainty, the Company will in no event be required to renounce the Qualified Expenditures effective as of December 31, 2026 as contemplated in this Schedule A, or be liable in respect of any failure to renounce with such effective date, if the Subscriber or any party for whom the Subscriber is acting (or if the Subscriber or such party is a partnership, any partner thereof) does not deal at arm’s length with the Company in 2027 for purposes of the Tax Act.

3.                   Assistance

3.1                Any Assistance in respect of expenses incurred by or on behalf of the Company pursuant to this Subscription and Renunciation Agreement will be for the sole benefit of the Company, except that the Company will not claim Assistance to the extent (if any) it would impair the ability of the Company to renounce the Qualified Expenditures envisioned under this Agreement or impair the ability of the Subscriber to claim the Critical Mineral Mining Expenditure tax credit, if available.

4.                   Reduction

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4.1                The Company will incur (or be deemed to incur) and renounce Qualified Expenditures pursuant to this Subscription and Renunciation Agreement and all other agreements with other persons providing for the issue of FT Units entered into by the Company on the Closing Date (collectively, the “Other Agreements”) pro rata by the number of FT Units issued or to be issued pursuant thereto before incurring and renouncing CEE pursuant to any other agreement which the Company may enter into after the Closing Date with any person with respect to the issue of shares which are “flow-through shares” as defined by the Tax Act. If the Company is required by the Tax Act or otherwise to reduce Qualified Expenditures previously renounced to the Subscriber, and unless the Subscriber would not be adversely affected or otherwise agrees, the reduction shall be made pro rata by the number of FT Shares and FT Warrants issued or to be issued pursuant to this Subscription and Renunciation Agreement and the Other Agreements only after it has first reduced to the extent possible all CEE renounced to persons under any agreements relating to shares or rights that are “flow-through shares” as defined by the Tax Act entered into after the Closing Date.

5.                   Indemnity by the Company

5.1                If the Company does not renounce to the Subscriber effective on or before December 31, 2026, Qualified Expenditures equal to the FT Unit Subscription Proceeds, the Company shall indemnify and hold harmless the Subscriber and, if the Subscriber is a partnership, each of the partners thereof if the (for the purposes of this paragraph each an “Indemnified Person”) as to, and pay in settlement thereof to the Indemnified Person on or before the twentieth (20th) business day following the date the amount is determined but in any event no later than July 1, 2027, an amount equal to the amount of any tax (within the meaning of subparagraph 6202.1(5)(c) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure. In the event that the amount of Qualified Expenditures renounced to the Subscriber by the Company is reduced or the CRA (or any similar provincial tax authority) reduces the amount renounced by the Company to the Subscriber pursuant to subsection 66(12.73) of the Tax Act (or any corresponding provincial legislation), the Company shall indemnify and hold harmless each Indemnified Person as to, and pay in settlement thereof to the Indemnified Person on or before the twentieth (20th) business day following the receipt by the Company of a notice of assessment or reassessment issued by the CRA (or any corresponding provincial tax authority) to the Indemnified Person describing such reduction, an amount equal to the amount of any tax (within the meaning of an “excluded obligation” in subparagraph 6202.1(5)(c) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. This indemnity is in addition to and not in derogation of any other recourse or right of action that the Subscriber may have at common law or civil law against the Company. To the extent that any party entitled to be indemnified hereunder is not a signatory of this Subscription and Renunciation Agreement, the Subscriber shall obtain and hold the rights and benefits of this Subscription and Renunciation Agreement in trust for, and on behalf of, such person (provided that such person is a beneficial purchaser for whom the Subscriber is acting) and such person shall be entitled to enforce the provisions of this section notwithstanding that such person is not a signatory of this Subscription and Renunciation Agreement.

5.2                For greater certainty the foregoing indemnity shall have no force or effect and the Subscriber shall have no recourse or right of action to the extent that such indemnity, recourse or right of action would otherwise cause the FT Shares to be “prescribed shares” or cause the FT Warrants to be “prescribed rights”, each within the meaning of subsection 6202.1 of the regulations to the Tax Act.

6.                   Representations, Warranties and Covenants of the Subscriber

6.1                The Subscriber, on its own behalf and on behalf of any party for whom the Subscriber is acting (and for purposes of any Subscriber representation, warranty or covenant in this Agreement, a reference to “Subscriber” shall be read as including a reference to any such other person or party unless the context otherwise requires), represents, warrants to and covenants with the Company that, in addition to the representations and warranties of the Subscriber contained elsewhere in the Subscription and Renunciation Agreement:

(a)	the Subscriber is resident in the jurisdiction set out on the execution page of this Subscription and Renunciation Agreement;

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(b)	the Subscriber (and, if applicable, the Disclosed Principal(s)) deals at arm’s length (as that term is used in the Act) with the Company and will deal at arm’s length (as that term is used in the Tax Act) with the Company at all material times and the Subscriber acknowledges that, if at any time during 2027 the Subscriber (and, if applicable, the Disclosed Principal(s)) does not deal at arm’s length with the Company and the Company purports to renounce Qualified Expenditures incurred in 2027 effective December 31, 2026, notwithstanding any provision of this Subscription and Renunciation Agreement to the contrary, the renunciation thereof will not be effective as of December 31, 2026, and the Subscriber acknowledges that, notwithstanding Section 6.1 of this Schedule A, it is not entitled to any indemnification from the Company as a result thereof;

(c)	the Subscriber is aware that (i) purchasing, holding and disposing of the FT Shares and FT Warrants may have tax consequences under the laws of Canada and (ii) it is solely responsible (and neither the Company nor the Underwriter, nor their respective counsel are in any manner responsible) for determining the tax consequences applicable to its particular circumstances and should consult its own tax advisors concerning investment in the FT Shares and FT Warrants;

(d)	the Subscriber has not and does not expect to receive any form of financial assistance from the Company, directly or indirectly, in respect of the purchase of the FT Shares;

(e)	the Subscriber (and, if applicable, the Disclosed Principal(s)) has not and will not enter into any agreement or arrangement which will cause the FT Shares or FT Warrants to be or become “prescribed shares” or “prescribed rights” as defined in section 6202.1 of the regulations to the Tax Act, and the Subscriber (and, if applicable, the Disclosed Principal(s)) acknowledges that if the Subscriber (and, if applicable, the Disclosed Principal(s)) enters into an agreement or arrangement (other than this Subscription and Renunciation Agreement or other agreement to which the Company is a party) which would cause the FT Shares or FT Warrants to be or become “prescribed shares” or “prescribed rights” as defined in section 6202.1 of the regulations to the Tax Act, the Company will have no obligations to the Subscriber (and, if applicable, the Disclosed Principal(s)) in respect of the Subscriber’s (and, if applicable, the Disclosed Principal(s)) inability to receive any benefits from renounced Qualified Expenditures or any compensation, indemnification or damages in respect thereof;

(f)	the Subscriber (and, if applicable, the Disclosed Principal(s)) understands that if the covenants, representations and warranties contained in any of foregoing paragraphs of this Section 6.1 are breached, the Subscriber (and, if applicable, the Disclosed Principal(s)):

(i)	may be subject to increased Canadian income tax liabilities for the Subscriber’s (and, if applicable, the Disclosed Principal(s)) taxation year that includes December 31, 2026; and

(ii)	may be required to file appropriate amendments to the Subscriber’s (and, if applicable, the Disclosed Principal(s)) income tax return for that taxation year and other years.

7.                   Representations, Warranties and Covenants of the Company

7.1                The Company represents and warrants to and covenants with the Subscriber that, in addition to the representations and warranties of the Subscriber contained elsewhere in the Subscription and Renunciation Agreement or otherwise in this Schedule A hereto,

(a)	neither the Company nor any director, employee, officer, other person acting on behalf of the Company or any person having a Prescribed Relationship with the Company has made any written or oral representations that any person will resell or repurchase the FT Shares or the FT Warrants;

(b)	it is and will remain at all relevant times for purposes of the renunciation envisioned herein, a Principal-Business Corporation;

(c)	but for any agreement, arrangement, or understanding to which the Company is not a party and of which it has no knowledge, the FT Shares and FT Warrants when issued to the Subscriber will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and not “prescribed shares” or “prescribed rights”, respectively, within the meaning of section 6202.1 of the regulations to the Tax Act;

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(d)	it will comply with all filing requirements of the Tax Act in respect of this Subscription and Renunciation Agreement and all other requirements of the Tax Act and any applicable provincial or territorial tax legislation necessary to effectively renounce Qualified Expenditures equal to the FT Unit Subscription Proceeds to the Subscriber as provided herein;

(e)	it has obtained a Critical Mineral Certification and otherwise complied with all requirements under the Tax Act in respect of the renunciations of Critical Mineral Mining Expenditures to be effected hereunder;

(f)	it will ensure that all expenses renounced to the Subscriber pursuant to this Subscription and Renunciation Agreement will be Qualified Expenditures;

(g)	it has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date, and renounce to the Subscriber in accordance with the terms hereof, Qualified Expenditures in the amount equal to the FT Unit Subscription Proceeds;

(h)	it has no reason to expect any reduction of Qualified Expenditures by virtue of subsection 66(12.73) of the Tax Act;

(i)	it will, on or after the Closing Date and on or before the Termination Date, incur Qualified Expenditures on one or more of its Properties in an amount not less than the amount of the FT Unit Subscription Proceeds;

(j)	it will renounce in prescribed form to the Subscriber in accordance with subsection 66(12.6) of the Tax Act and 66(12.66) of the Tax Act where applicable and any applicable provincial legislation, Qualified Expenditures in an amount equal to the FT Unit Subscription Proceeds with an effective date no later than December 31, 2026;

(k)	it will file with the CRA (and any similar provincial or territorial authority) within the time prescribed by subsection 66(12.68) of the Tax Act (and any similar provincial or territorial legislation), the forms prescribed for the purposes of such legislation together with a copy of this Subscription and Renunciation Agreement or any “selling instrument” contemplated by that subsection and shall forthwith following such filing provide to the Subscriber a copy of such form certified by an officer of the Company;

(l)	the Company will file, on or before February 28, 2027, any return required to be filed under Part XII.6 of the Tax Act in respect of each applicable year, and will pay any tax or other amount owing in respect of that return on a timely basis; and

(m)	it will, on the effective date of each renunciation of CEE to the Subscriber pursuant to this Subscription and Renunciation Agreement, maintain sufficient renounceable cumulative CEE to make the renunciation;

(n)	to the knowledge of the Company, the Company does not have and will not have prior to the Termination Date a Prescribed Relationship with the Subscriber and, if the Subscriber is a partnership, any partner or limited partner of such Subscriber;

(o)	the Qualified Expenditures to be renounced by the Company to the Subscriber:

(i)                  will constitute CEE on the effective date of the renunciation;

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(ii)               will be eligible for qualification as Critical Mineral Mining Expenditures on the effective date of renunciation;

(iii)              will not include any amount that has previously been renounced by the Company to the Subscriber or to any other person;

(iv)              would be deductible by the Company in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Subscriber; and

(v)               will not be subject to any reduction under subsection 66(12.73) of the Tax Act;

(p)	unless required to do so pursuant to subsection 66(12.73) of the Tax Act, the Company shall not reduce the amount renounced to the Subscriber pursuant to subsection 66(12.6) of the Tax Act;

(q)	the Company shall not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualified Expenditures to the Subscriber in an amount equal to the FT Unit Subscription Proceeds;

(r)	if the Company receives, or becomes entitled to receive an Assistance and the receipt of or entitlement to receive such Assistance has or will have the effect of reducing the amount of Qualified Expenditures validly renounced to the Subscriber hereunder to less than the FT Unit Subscription Proceeds, the Company shall incur additional Qualified Expenditures so that it renounces Qualified Expenditures in an amount no less than the FT Unit Subscription Proceeds paid by the Subscriber for the FT Shares and FT Warrants;

(s)	it will not claim as CEE under the Tax Act or under any provincial legislation any amount in respect of Qualified Expenditures incurred by it that would wholly or partly impair its ability to make the renunciations provided in this Subscription and Renunciation Agreement;

(t)	it will not make any renunciation other than pursuant to this Subscription and Renunciation Agreement that would render it wholly or partly incapable of making any renunciation provided for in this Subscription and Renunciation Agreement or that would render any renunciation made pursuant to this Subscription and Renunciation Agreement wholly or partly ineffective;

(u)	it will keep proper books, records and accounts of all Qualified Expenditures and all transactions affecting the FT Unit Subscription Proceeds and the Qualified Expenditures, and upon reasonable notice, it will make such books, records and accounts available for inspection on or by or on behalf of the Subscriber at the Subscriber’s expense;

(v)	it will not enter into any other agreement which would prevent or restrict its ability to renounce to the Subscriber the amount of Qualified Expenditures to be incurred in accordance with the Subscription and Renunciation Agreement;

(w)	it will file within the time periods prescribed by the Tax Act (including the time prescribed under subsection 66(12.7) of the Tax Act) or any relevant provincial or territorial legislation, the relevant Prescribed Forms and all other forms with the relevant governmental authority as are necessary to effectively renounce Qualified Expenditures to the Subscriber in an amount equal to the FT Unit Subscription Proceeds, with an effective date no later than December 31, 2026, and (ii) deliver to the Subscriber copies of such Prescribed Forms and other forms as filed including, on or before February 28, 2027, the relevant Prescribed Forms (fully completed and executed) renouncing to the Subscriber Qualified Expenditures in an amount equal to the FT Unit Subscription Proceeds with an effective date of no later than December 31, 2026 (including a Statement of Resource Expenses (T101) for the Subscriber), such delivery constituting the authorization of the Company to the Subscriber to file such Prescribed Forms with the relevant governmental authorities.

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(x)	upon the Company becoming aware that on completion of a CRA review or audit of the Qualified Expenditures spent by the Company, that CRA intends to challenge or deny the deduction of some or all of the Qualified Expenditures renounced to the Subscriber hereunder, the Company will notify the Subscriber immediately;

(y)	where an amount that the Company has purported to renounce to the Subscriber effective no later than December 31 of a particular year exceeds the amount that it can renounce on that effective date because it did not actually incur Qualified Expenditures within the time period required by the Tax Act (the “Particular Time Period”), and if at the end of the Particular Time Period the Company knew or ought to have known of all or part of such excess renunciation, the Company will file a statement in prescribed form before March 1 of the year following the particular year, all as required by subsection 66(12.73) of the Tax Act. A copy of such statement will be sent concurrently to the Subscriber;

(z)	if the Company amalgamates with any one or more companies, any shares or warrants issued to or held by the Subscriber as a replacement for the FT Shares or FT Warrants as a result of such amalgamation will qualify, by virtue of subsection 87(4.4) of the Tax Act or otherwise, as “flow-through shares” and in particular will not be “prescribed shares” or “prescribed rights”, each as defined in section 6202.1 of the regulations to the Tax Act;

(aa)	the Company has the full corporate right, power and authority to incur and renounce to the Subscriber Qualified Expenditures in an amount equal to the FT Unit Subscription Proceeds prior to the Termination Date;

(bb)	neither the Company nor any corporation related (within the meaning of the Tax Act) to the Company is party to any previous agreement for the issuance of “flow-through shares” as defined by the Tax Act for which the required expenditures have not been incurred; and

(cc)	the Company has never been in default of any of its legal obligations in respect of any flow-through share financings previously undertaken by the Company.

__________

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SCHEDULE B

ACCREDITED INVESTOR CERTIFICATE

(To be completed by Accredited Investors only)

NOTE: THE SUBSCRIBER MUST INITIAL BESIDE THE APPLICABLE PORTION OF THE DEFINITION BELOW AND COMPLETE EACH QUESTION WHICH FOLLOWS THE APPLICABLE PORTION OF THE DEFINITION.

The undersigned (the “Subscriber”) hereby confirms and certifies to Foremost Clean Energy Ltd. (the “Company”) that the Subscriber is purchasing the FT Units as principal and that the Subscriber is an “Accredited Investor” as defined in NI 45-106, and in Ontario, as defined in Section 73.3 of the Securities Act (Ontario) as supplemented by the definition in NI 45-106 includes:

_________	(a)	except in Ontario, a Canadian financial institution or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);
_________	(a.1)	in Ontario, a financial institution described in paragraph 1, 2 or 3 of subsection 73.1 (1) of the Securities Act (Ontario);
_________	(b)	except in Ontario, the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
_________	(b.1)	in Ontario, the Business Development Bank of Canada;
_________	(c)	except in Ontario, a subsidiary of any person referred to in paragraph (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
_________	(c.1)	in Ontario, a subsidiary of any person or company referred to in clause (a.1) or (b.1), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
_________	(d)

except in Ontario, a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer;

Jurisdiction(s) registered: ______________________________________

Categories of registration: ______________________________________

_________	(d.1)

in Ontario, a person or company registered under the securities legislation of a province or territory of Canada as an adviser or dealer, except as otherwise prescribed by the regulations;

Jurisdiction(s) registered: _____________________________________

Categories of registration: _____________________________________

_________	(e)

an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d);

Jurisdiction(s) registered: ______________________________________

Categories of registration: ______________________________________

B-1

_________	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
_________	(f)	except in Ontario, the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the Government of Canada or a jurisdiction of Canada;
_________	(f.1)	in Ontario, the Government of Canada, the government of a province or territory of Canada, or any Crown corporation, agency or wholly owned entity of the Government of Canada or of the government of a province or territory of Canada;
_________	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;
_________	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
_________	(i)

except in Ontario, a pension fund that is regulated by the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

Jurisdiction(s) registered:______________________________________

Categories of registration:______________________________________

_________	(i.1)

in Ontario, a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a province or territory of Canada;

Jurisdiction(s) registered:______________________________________

Categories of registration:______________________________________

_________	(j)

an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that, before taxes, but net of any related liabilities, exceeds $1,000,000;

IF THIS APPLIES, YOU MUST ALSO COMPLETE FORM 45-106F9 ATTACHED AS APPENDIX 2 TO THIS SCHEDULE B

_________	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000;
_________	(k)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

IF THIS APPLIES, YOU MUST ALSO COMPLETE FORM 45-106F9 ATTACHED AS APPENDIX 2 TO THIS SCHEDULE B

B-2

_________	(l)	an individual who, either alone or with a spouse, has net assets of at least $5,000,000; IF THIS APPLIES, YOU MUST ALSO COMPLETE FORM 45-106F9 ATTACHED AS APPENDIX 2 TO THIS SCHEDULE B
_________	(m)

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

Type of entity:______________________________________

Jurisdiction and date of formation:______________________________________

_________	(n)	an investment fund that distributes or has distributed its securities only to:
		(i)	a person that is or was an accredited investor at the time of the distribution;
		(ii)	a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] or 2.19 [Additional investment in investment funds] of NI 45-106; or
		(iii)	a person described in paragraph (i) or (ii) immediately above that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106;
_________	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Quebec, the securities regulatory authority, has issued a receipt;
_________	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

Jurisdiction(s) registered: ______________ Registration number(s):______________________________________

_________	(q)

a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction;

Jurisdiction(s) registered: ______________________________________

Categories of registration:______________________________________

_________	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

Registration number(s) assigned to subscriber:______________________________________

Name of eligibility advisor or registered advisor: ______________________________________

Jurisdiction(s) registered: ______________________________________

Categories of registration: ______________________________________

B-3

_________	(s)

an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) [and in Ontario, paragraphs (a.1) to (d.1) or paragraph (i.1)] in form and function;

Jurisdiction organized: ______________ Type of entity:______________________________________

_________	(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors;

If this is applicable, each owner of interest may be required to complete and submit its own copy of this Accredited Investor Certificate:

Name(s) of owners of interest:______________________________________

Type of entity (if applicable):______________________________________

Categories of accredited investor:______________________________________

_________	(u)

an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser;

Name of advisor:______________________________________

Jurisdiction(s) registered:______________________________________

Categories of registration:______________________________________

Basis of exemption:______________________________________

_________	(v)

a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Quebec, the regulator as an accredited investor;

Jurisdiction(s) recognized or designated:______________________________________

_________	(v.1)	in Ontario, a person or company that is recognized or designated by the Commission as an accredited investor; and/or Jurisdiction(s) recognized or designated:______________________________________
_________	(w)

a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse;

Name(s) of settlor:______________________________________

Name(s) of trustees:______________________________________

Categories of accredited investor: ______________________________________

Categories of beneficiaries:______________________________________

and for purposes hereof, words and phrases which are used in this Accredited Investor Certificate and which are defined in NI 45-106 will have the meaning ascribed thereto in NI 45-106. Certain definitions that are relevant to qualifications as an “Accredited Investor” are attached hereto as Appendix I. You must review these definitions carefully.

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EXECUTED by the Subscriber at _____________________, on this ________ day of ___________________, 2026.

If a corporation, partnership or other entity:

______________________________________
(Signature of Authorized Signatory)

______________________________________
(Name and Position of Signatory)

______________________________________
(Name of Purchasing Entity)

______________________________________
(Jurisdiction of Residence)

If an Individual: ______________________________________ (Signature) ______________________________________ (Print name) ______________________________________ (Jurisdiction of Residence)

__________

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APPENDIX 1 TO SCHEDULE  B

DEFINITIONS RELEVANT TO QUALIFICATIONS AS AN ACCREDITED INVESTOR

Definitions

The following works and phrases have the following meanings in this Appendix unless the context provides otherwise:

(a)	“Canadian financial institution” means:

(i)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of the Cooperative Credit Associations Act (Canada); or

(ii)	a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(b)	“control person” has the meaning ascribed to that term in securities legislation except in Manitoba, Ontario, Quebec, Nova Scotia, Newfoundland and Labrador, Prince Edward Island, the Northwest Territories and Nunavut where “control person” means any person that holds or is one of a combination of persons that hold:

(i)	a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer; or

(ii)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of that issuer;

(c)	“eligibility adviser” means:

(i)	a person that is registered as an investment dealer or in an equivalent category of registration under the securities legislation of the jurisdiction of a purchaser and authorized to give advice with respect to the type of security being distributed; and

(ii)	in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not:

(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons; and

(B)	have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(d)	“executive officer” means, for an issuer, an individual who is:

(i)	a chair, vice-chair or president;

B-6

(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production;

(iii)	an officer of the issuer or any of its subsidiaries and who performs a policy-making function in respect of the issuer; or

(iv)	performing a policy-making function in respect of the issuer;

(e)	“financial assets” means cash, securities or a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(f)	“founder” means, in respect of an issuer, a person who:

(i)	acting alone, in conjunction or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer; and

(ii)	at the time of the trade is actively involved in the business of the issuer;

(g)	“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(h)	“investment fund” has the meaning ascribed thereto in National Instrument 81-106 - Investment Fund Continuous Disclosure except in Ontario where “investment fund” means a mutual fund or anon-redeemable fund;

(i)	“person” includes:

(i)	an individual;

(ii)	a corporation;

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

except in Ontario where “person” means:

(i)	an individual;

(ii)	a partnership;

(iii)	an unincorporated association;

(iv)	an unincorporated syndicate;

(v)	an unincorporated organization;

(vi)	a trust;

(vii)	an executor;

(viii)	an administrator; and

B-7

(ix)	a legal representative;

(j)	“related liabilities” means:

(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets; or

(ii)	liabilities that are secured by financial assets;

(k)	“spouse” means, an individual who:

(i)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual;

(ii)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender; or

(iii)	in Alberta, is an individual referred to in paragraph (i) or (ii) immediately above or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(l)	“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

Affiliated Entities and Control

Except in Ontario:

1.	An issuer is considered to be an affiliate of another issuer if one of them is a subsidiary of the other, or if each of them is controlled by the same person.

2.	A person (first person) is considered to control another person (second person) if

i.	the first person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless the first person holds the voting securities only to secure an obligation;

ii.	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests in the partnership; or

iii.	the second person is a limited partnership and the general partner of the limited partnership is the first person.

For Ontario:

1.	A company shall be deemed to be an affiliate of another company if one of them is a subsidiary of the other, or if both are subsidiaries of the same company or if each of them is controlled by the same person or company.

2.	A company shall be deemed to be controlled by another person or company or by two or more companies if,

i.	voting securities of the first-mentioned company carrying more than 50 per cent of the votes for the election of directors or held, otherwise than by way of security only, by or for the benefit of the other person or company or by or for the benefit of the other companies; and

ii.	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of the first-mentioned company.

Unless otherwise stated, all monetary references are in Canadian Dollars.

__________

B-8

APPENDIX 2 TO SCHEDULE  B

RISK ACKNOWLEDGEMENT FORM

FORM 45-106F9

(Form for Individual Accredited Investors)

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.
SECTION 1 TO BE COMPLETED BY ISSUER OR SELLING SECURITY HOLDER
1. About your investment
Type of securities: FT Units of the Company (each consisting of one FT Share and one half of one FT Warrant) at $3.40 per FT Unit	Issuer: Foremost Clean Energy Ltd.
Purchased from: Foremost Clean Energy Ltd.
SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $________.
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.
Lack of advice – You may not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.
3. Accredited investor status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	Your initials
• Your net income before taxes was more than $200,000 in each for the 2 most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)
• Your net income before taxes combined with your spouse’s was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.
• Either alone or with your spouse, you own more than $1 million in cash and securities, after subtracting any debt related to the cash and securities.

B-9

• Either alone or with your spouse, you may have net assets worth more than $5 million. (Your net assets are your total assets (including real estate) minus your total debt.)
4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information
[Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]
First and last name of salesperson (please print):
Telephone:	Email:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

Please contact:

Foremost Clean Energy Ltd.
Suite 250, 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7

Contact person: Jason Barnard, President and CEO
Telephone: 604.330.8067
Email: jason.barnard@foremostcleanenergy.com

Website: https://foremostcleanenergy.com/

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

__________

B-10

SCHEDULE C

FAMILY, FRIENDS AND BUSINESS ASSOCIATES CERTIFICATIONS

(To be completed by Officers, Directors, Employees, Family, Close Friends and Business Associates Only)

TO:	Foremost Clean Energy Ltd.

In connection with the purchase of FT Units of Foremost Clean Energy Ltd. (the “Company”) by the undersigned Subscriber, the Subscriber hereby represents, warrants, covenants and ratifies to the Company that:

1.	The Subscriber is purchasing the FT Units as principal for its own account;

2.	It is (please initial):

___	(a)	a director, executive officer or control person of the Company, or of an affiliate of the Company; or

___	(b)	a spouse, parent, grandparent, brother, sister, child or grandchild of a director, executive officer or control person of the Company, or of an affiliate of the Company; or

___	(c)	a parent, grandparent, brother, sister, child or grandchild of the spouse of a director, executive officer or control person of the Company, or of an affiliate of the Company; or

___	(d)	a close personal friend (by reason of the fact that you have directly known such individual well enough and for a sufficient period of time and in a sufficiently close relationship (where such relationship is direct and extends beyond being a relative or a member of the same organization, association or religious group or a client, customer or former client or customer or being a close personal friend of a close personal friend of such individual) to be in a position to assess the capabilities and the trustworthiness of such individual) of a director, executive officer or control person of the Company, or of an affiliate of the Company; or

___	(e)	a close business associate (by reason of the fact that you have had direct sufficient prior business dealings with such individual (where such relationship is direct and extends beyond being a client, customer or former client or customer or being a close business associate of a close business associate of such individual) to be in a position to assess the capabilities and trustworthiness of such individual) of a director, executive officer or control person of the Company, or of an affiliate of the Company; or

___	(f)	a founder of the Company or a spouse, parent, grandparent, brother, sister, child, grandchild, close personal friend (by reason of the fact that you have directly known such individual well enough and for a sufficient period of time and in a sufficiently close relationship (where such relationship is direct and extends beyond being a relative or a member of the same organization, association or religious group or a client, customer or former client or customer or being a close personal friend of a close personal friend of such individual) to be in a position to assess the capabilities and the trustworthiness of such individual) or close business associate (by reason of the fact that you have had direct sufficient prior business dealings with such individual (where such relationship is direct and extends beyond being a client, customer or former client or customer or being a close business associate of a close business associate of such individual) to be in a position to assess the capabilities and trustworthiness of such individual) of a founder of the Company; or

___	(g)	a parent, grandparent, brother, sister, child or grandchild of a spouse of a founder of the Company; or

___	(h)	a person or company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in subsections 2(a) to 2(g) above; or

C-1

___	(i)	_________ a trust or estate of which all of the beneficiaries or a majority of the trustees are persons or companies described in subsections 2(a) to 2(g) above; or

Please complete the following details of whose relationship is if you have checked any one of items 2(b) to 2(i) above:

(insert name of applicable person)

Length of Relationship

Details of Relationship

Prior Business Dealings, if applicable

3.	The Subscriber represents and warrants that the above representations, warranties and covenants will be true and correct both as of the execution of this certificate and as of the Closing Time of the purchase and sale of the FT Units and acknowledges that they will survive the completion of the issue of the FT Units.

4.	For the purposes hereof, words and phrases used in this representation letter and which are defined in NI 45-106 will have the meaning ascribed thereto in NI 45-106.

5.	The undersigned acknowledges that the foregoing representations and warranties are made by the undersigned with the intent that they be relied upon in determining the suitability of the Subscriber as a purchaser of the FT Units and that this Schedule C is incorporated into and forms part of the Subscription and Renunciation Agreement and the undersigned undertakes to immediately notify the Company of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the closing time of the purchase and sale of the FT Units.

Dated: _______________________, 2026.

(Print name of Subscriber)

By:
(Signature)

(Print name of Signatory
if different from Subscriber)

(Title)

C-2

APPENDIX 1 TO SCHEDULE  C

RISK ACKNOWLEDGEMENT FORM FOR FAMILY, FRIEND AND BUSINESS ASSOCIATE INVESTORS

FORM 45-106F12

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.
SECTION 1 TO BE COMPLETED BY ISSUER
1. About your investment
Type of securities: FT Units of the Company (each consisting of one FT Share and one half of one FT Warrant) at $3.40 per FT Unit	Issuer: Foremost Clean Energy Ltd.
SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement
This investment is risky. Initial that you understand that:	Your initials
Risk of loss – You could lose your entire investment of $________.
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment. The information you receive may be limited to the information provided to you by the family member, friend or close business associate specified in section 3 of this form.
3. Family, friend or business associate status
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you:	Your initials

A)       You are:

1.     [check all applicable boxes]

[   ] a director of the issuer or an affiliate of the issuer

[   ] an executive officer of the issuer or an affiliate of the issuer

[   ] a control person of the issuer or an affiliate of the issuer

[   ] a founder of the issuer

OR

2.     [check all applicable boxes]

[   ] a person of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, (i) individuals listed in (1) above and/or (ii) family members, close personal friends or close business associates of individuals listed in (1) above

[ ] a truest or estate of which all of the beneficiaries or a majority of the trustees or executors are (i) individuals listed in (1) above and/or (ii) family members, close personal friends or close business associates of individuals listed in (1) above

C-3

B)       You are a family member of ________________________, who holds the following position at the issuer or an affiliate of the issue: ______________________________.

You are the ____________________________ of that person or that person’s spouse.

C)       You are a close personal friend of _________________________, who holds the following position at the issuer or an affiliate of the issuer: _____________________.

You have known that person for _______ years.

D) You are a close business associate of , who holds the following position at the issuer or an affiliate of the issuer: . You have known that person for ________ years
4. Your name and signature
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. You also confirm that you are eligible to make this investment because you are a family member, close personal friend or close business associate of that person identified in section 5 of this form.
First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY PERSON WHO CLAIMS THE PERSONAL RELATIONSHIP, IF APPLICABLE
5. Contact person at the issuer or an affiliate of the issuer

[Instruction: To be completed by the director, executive officer, control person or founder with whom the purchaser has a close personal relationship indicated under sections 3B, 3C or 3D of this form.]

By signing this for, you confirm that you have, or your spouse has, the following relationship with the purchaser: [check the box that applies]

[   ] family relationship as set out in section 3B of this form

[   ] close personal friendship as set out in section 3C of this form

[   ] close business associate relationship as set out in section 3D of this form

First and last name of contact person (please print):
Position with the issuer or affiliate of the issuer (director, executive officer, control person or founder):
Telephone:	Email:
Signature:	Date:
SECTION 6 TO BE COMPLETED BY THE ISSUER
6. For more information about this investment

Please contact:

Foremost Clean Energy Ltd.
Suite 250, 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T7

Contact person: Jason Barnard, President and CEO
Telephone: 604.330.8067
Email: jason.barnard@foremostcleanenergy.com

Website: https://foremostcleanenergy.com/

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www. securities-administrators.ca.

Signature of executive officer of issuer (other than the purchaser):	Date:

__________

C-4

SCHEDULE D

FORM 45-106F5

(To be completed by Residents of Saskatchewan Only)

Risk Acknowledgement

Saskatchewan Close Personal Friends and Close Business Associates

I acknowledge that this is a risky investment:

· I am investing entirely at my own risk.

· No securities regulatory authority or regulator has evaluated or endorsed the merits of these securities.

· The person selling me these securities is not registered with a securities regulatory authority or regulator and has no duty to tell me whether this investment is suitable for me.

· I will not be able to sell these securities for 4 months.

· I could lose all the money I invest.

· I do not have a 2-day right to cancel my purchase of these securities or the statutory rights of action for misrepresentation I would have if I were purchasing the securities under a prospectus. I do have a 2-day right to cancel my purchase of these securities if I receive an amended offering document.

I am investing $____________ [total consideration] in total; this includes any amount I am obliged to pay in future.

I am a close personal friend or close business associate of ____________ [state name], who is a ____________ [state title - founder, director, executive officer or control person] of ____________ [state name of issuer or its affiliate – if an affiliate state “an affiliate of the issuer” and give the issuer’s name].

I acknowledge that I am purchasing based on my close relationship with ____________ [state name of founder, director, executive officer or control person] whom I know well enough and for a sufficient period of time to be able to assess her/his capabilities and trustworthiness.

I acknowledge that this is a risky investment and that I could lose all the money I invest.

, 2026
(Date)	(Signature of Purchaser)

(Print name of Purchaser)

Sign 2 copies of this document. Keep one copy for your records.

You are buying Exempt Market Securities

They are called exempt market securities because two parts of securities law do not apply to them. If an issuer wants to sell exempt market securities to you:

·	the issuer does not have to give you a prospectus (a document that describes the investment in detail and gives you some legal protections); and

·	the securities do not have to be sold by an investment dealer registered with a securities regulatory authority or regulator.

D-1

There are restrictions on your ability to resell exempt market securities. Exempt market securities are more risky than other securities.

You may not receive any written information about the issuer or its business

If you have any questions about the issuer or its business, ask for written clarification before you purchase the securities. You should consult your own professional advisers before investing in the securities.

You will not receive advice

Unless you consult your own professional advisers, you will not get professional advice about whether the investment is suitable for you.

For more information on the exempt market, refer to the Securities Division - Financial and Consumer Affairs Authority – Government of Saskatchewan’s website at www.fcaa.gov.sk.ca.

[Instruction: The purchaser must sign 2 copies of this form. The purchaser and the issuer must each receive a signed copy.]

__________

D-2

SCHEDULE E

CONTACT INFORMATION OF PUBLIC OFFICIALS
REGARDING INDIRECT COLLECTION OF PERSONAL INFORMATION

Alberta Securities Commission

Suite 600, 250 – 5th Street SW

Calgary, Alberta T2P 0R4

Telephone: 403-297-6454

Toll free in Canada: 1-877-355-0585

Facsimile: 403-297-2082

Public official contact regarding indirect collection of information: FOIP Coordinator

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Inquiries: 604-899-6854

Toll free in Canada: 1-800-373-6393

Facsimile: 604-899-6581

Email: FOI-privacy@bcsc.bc.ca

Public official contact regarding indirect collection of information: FOI Inquiries

The Manitoba Securities Commission

500 – 400 St. Mary Avenue

Winnipeg, Manitoba R3C 4K5

Telephone: 204-945-2561

Toll free in Manitoba 1-800-655-5244

Facsimile: 204-945-0330

Public official contact regarding indirect collection of information: Director

Financial and Consumer Services Commission (New Brunswick)

85 Charlotte Street, Suite 300

Saint John, New Brunswick E2L 2J2

Telephone: 506-658-3060

Toll free in Canada: 1-866-933-2222

Facsimile: 506-658-3059

Email: info@fcnb.ca

Public official contact regarding indirect collection of information: Chief Executive Officer and Privacy Officer

Government of Newfoundland and Labrador

Financial Services Regulation Division

P.O. Box 8700

Confederation Building

2nd Floor, West Block

Prince Philip Drive

St. John’s, Newfoundland and Labrador A1B 4J6

Attention: Director of Securities

Telephone: 709-729-4189

Facsimile: 709-729-6187

Public official contact regarding indirect collection of information: Superintendent of Securities

Government of the Northwest Territories

Office of the Superintendent of Securities

P.O. Box 1320

Yellowknife, Northwest Territories X1A 2L9

Telephone: 867-767-9305

Facsimile: 867-873-0243

Public official contact regarding indirect collection of information: Superintendent of Securities

Nova Scotia Securities Commission

Suite 400, 5251 Duke Street

Duke Tower

P.O. Box 458

Halifax, Nova Scotia B3J 2P8

Telephone: 902-424-7768

Facsimile: 902-424-4625

Public official contact regarding indirect collection of information: Executive Director

Government of Nunavut

Department of Justice

Legal Registries Division

P.O. Box 1000, Station 570

1st Floor, Brown Building

Iqaluit, Nunavut X0A 0H0

Telephone: 867-975-6590

Facsimile: 867-975-6594

Public official contact regarding indirect collection of information: Superintendent of Securities

E-1

Ontario Securities Commission

20 Queen Street West, 22nd Floor

Toronto, Ontario M5H 3S8

Telephone: 416-593- 8314

Toll free in Canada: 1-877-785-1555

Facsimile: 416-593-8122

Email: exemptmarketfilings@osc.gov.on.ca

Public official contact regarding indirect collection of information: Inquiries Officer

Prince Edward Island Securities Office

95 Rochford Street, 4th Floor Shaw Building

P.O. Box 2000

Charlottetown, Prince Edward Island C1A 7N8

Telephone: 902-368-4569

Facsimile: 902-368-5283

Public official contact regarding indirect collection of information: Superintendent of Securities

Autorité des marchés financiers

800, Square Victoria, 22e étage

C.P. 246, Tour de la Bourse

Montréal, Québec H4Z 1G3

Telephone: 514-395-0337 or 1-877-525-0337

Facsimile: 514-864-6381

Email: financementdessocietes@lautorite.qc.ca

Public official contact regarding indirect collection of information: Secrétaire générale

Financial and Consumer Affairs Authority of Saskatchewan

Suite 601 – 1919 Saskatchewan Drive

Regina, Saskatchewan S4P 4H2

Telephone: 306-787-5842

Facsimile: 306-787-5899

Public official contact regarding indirect collection of information: Director

Government of Yukon

Department of Community Services

Office of the Superintendent of Securities

307 Black Street

Whitehorse, Yukon Y1A 2N1

Telephone: 867-667-5466

Facsimile: 867-393-6251

Email: securities@gov.yk.ca

Public official contact regarding indirect collection of information: Superintendent of Securities

__________

E-2

SCHEDULE F

FOREMOST CLEAN ENERGY LTD.

PRIVATE PLACEMENT OF $5.5 MILLION FLOW THROUGH UNITS

TERM SHEET

NOT FOR GENERAL DISTRIBUTION IN THE UNITED STATES

This term sheet (the “Term Sheet”) summarizes the principal terms of a proposed offering of 1,618,000 Flow-Through Units of Foremost Clean Energy Ltd. for gross proceeds of $5,501,200 (1,860,700 Flow-Through Units of the Company for gross proceeds of $6,326,380 assuming the Underwriter’s Option is exercised in full) to certain qualified subscribers (each such subscriber, an “Investor”) pursuant to a underwritten bought deal private placement.

This Term Sheet is not intended to represent an “offering memorandum” for purposes of applicable securities legislation. Any investment by the Investor will be in all respects contingent upon and subject to, among other things, satisfactory completion of due diligence and the negotiation of satisfactory documentation.

The securities offered pursuant to the Offering have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the “United States”), and may not be offered or sold within the United States, or to, or for the account or benefit of a U.S. Person (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act) or a person in the United States, except as permitted by the Underwriting Agreement (as defined herein) and in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws. This Offering does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. persons.

Issuer:	Foremost Clean Energy Ltd. (the “Company”).
Issue:	1,618,000 units of the Company (the “Units”). Each unit shall be comprised of one common share of the Company (the “Flow-Through Shares”) and one half of one warrant (each whole warrant a “Warrant”), each of which Flow-Through Share and Warrant comprising a Unit qualifying as a “flow-through share” within the meaning of subsection 66(15) of the Income Tax Act (Canada)(the “Tax Act”). Each Warrant entitles the holder to acquire one common share of the Company (a “Warrant Share”) for a period of 24 months from the Closing Date (as defined herein) at an exercise price of $4.40.

Gross Proceeds:	$5,501,200 ($6,326,380 in the event the Underwriter’s Option is exercised in full) (the “Offering”).

Underwriter’s Option:	The Company grants the Underwriter an option (the “Underwriter’s Option”), to purchase up to an additional 242,700 Units at the Issue Price, and exercisable at any time up to 48 hours prior to the closing of the Offering.

F-1

Issue Price:	$3.40 per Unit.

Type of Transaction:	Bought deal private placement.

Eligibility:	The securities issued shall be eligible as qualified investments for RRSPs, RRIFs, RESPS, DPSPs, RDSPs and FHSAs.

Offering Jurisdictions:	All provinces and territories of Canada.

Hold Period:	The Flow-Through Shares and Warrants comprising the Units will be subject to a statutory hold period in Canada of four months and one day after the Closing Date.

Use of Proceeds:	The gross proceeds from the Offering will be used by the Company to incur Qualifying Expenditures (as defined below) related to the Company’s projects in Canada.
Income Tax Considerations:

The Company agrees and covenants that it will incur "Canadian exploration expenses" that qualify as "flow-through critical mineral mining expenditures" (as such terms are defined in the Tax Act in each case, including any proposed amendments to the Tax Act announced publicly by or on behalf of the Minister of Finance (Canada), including the proposed amendments contained in Bill C-15 (Senate),  Budget 2025 Implementation Act, No. 1, and legislative proposals released by the Department of Finance on January 29, 2026 (the "Qualifying Expenditures") in an aggregate amount of not less than the total amount of the gross proceeds from the Offering (the “Commitment Amount”) on or before December 31, 2027, and to renounce all the Qualifying Expenditures in an amount equal to the Commitment Amount in favour of the purchasers or substituted purchasers of the Units effective December 31, 2026.

In the event that the Company is unable to renounce Qualifying Expenditures as described above, and/or the Qualifying Expenditures are otherwise reduced by the Canada Revenue Agency, the Company will indemnify each purchasers or substituted purchasers for the additional Canadian income taxes payable by such purchasers or substituted purchasers as a result of the Company’s failure to incur and renounce the Qualifying Expenditures or as a result of the reduction as agreed.

Exchange Listings:	The common shares of the Company trade on the Canadian Securities Exchange under the symbol “FAT” and on the NASDAQ under the symbol “FMST”. The Flow-Through Shares, Warrant Shares and common shares of the Company issuable upon the exercise of the Broker Warrants will be listed on the Canadian Securities Exchange and the NASDAQ.

F-2

Commission:

A cash commission equal to 6.0% of the gross proceeds raised in the Offering (the “Cash Commission”) and warrants (the “Broker Warrants”), including the exercise of the Underwriters’ Option, exercisable to acquire, within 24 months of the Closing Date, in the aggregate, common shares of the Company equal to 6.0% of the number of Units sold under the Offering, at an exercise price equal to the Issue Price.

All Offered Securities sold to purchasers under the President’s List will be subject to a reduced Cash Commission of 2.0% and that number of Broker Warrants equal to 2.0% of the number of Offered Securities sold to purchasers under the President’s List.

President’s List:	The Company shall have the right to include a list of subscribers to purchase Offered Securities representing gross proceeds of up to $500,000 at the Issue Price (the “President’s List”).
Bookrunner:	Canaccord Genuity Corp.

Closing Date:	On or about March 31, 2026, or such other date as may be agreed between the Company and the Underwriter.

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